MONTMINY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

ASSETS	
Cash and cash equivalents	$ 4,146,107
Related party receivable	6,559,552
TOTAL ASSETS	$ 10,705,659

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ -
TOTAL LIABILITIES	-
COMMITMENTS AND CONTINGENCIES, note 2	
MEMBERS' EQUITY	10,705,659
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 10,705,659